Zurich, 21.12.2011

To the Members of the Board,

As strategic investors, we (FiveT Capital AG, the Advisor of the FiveMore Fund) believe in the long-term perspectives of TheStreet. However, after years of patience, we now feel the time has come to take immediate action and are expressing our views to the board in public.

               *TheStreet is in urgent need of a strategic and financial review to ascertain best options for shareholders.

               *As constructive, long-term investors with a solid understanding of the underlying fundamentals and future perspectives as well as a better understanding of the needs of shareholders, we nominate FiveT Capital AG as a candidate for a position on the board to help TheStreet reshape its future.

The company's historical financial performance is stable, but most independent industry experts agree that what is missing is a transparent plan to secure profitable growth and unlock the potential of its strong media presence. This is a must for additional interest from institutional investors.

Selling, general and administrative expenses have remained stubbornly high, so that the EBITDA has turned negative over the past year and a half.  In short, management has been unable to leverage and translate their restructuring success with the non-performing asset disposals into profitability. Consequently, shareholder value has suffered.

The continuing operation of these assets under the current model is, as the company's history shows, insufficient to produce more than limited value enhancing outcomes. Given the company's positioning, its assets are capable of producing significantly more value from one / several strategic transactions, rather than the ordinary course of operations.

Furthermore, looking at specific assets such as the significant tax loss carry forward of $136m and the cash position of approx. $77m compared to the market cap of approx. $57m, we think that a concrete plan is required to ascertain whether there is still support to continuing the current course as a stand-alone enterprise.

Management has failed to secure sustainable profits and shareholder value from its stewardship of the company's promising assets.

The onset of a potential recession will only serve to increase the challenges facing the company.  Therefore, we believe the company needs to return to strong growth not only organically but also through M&A and strategic alliances or it risks dissipation of its assets and further value erosion.

We would welcome the opportunity to engage in a direct dialog with the Board or any of its members to explain our position further and to better understand the Board's view of the company's future.

Sincerely,

FiveT Capital

Johannes Minho Roth

SOURCE: FiveT Capital AG

Tel: +41/433222510, Fax: +41/442742991